UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Kaiser Ventures LLC

(Name of Issuer)

Class A Units

(Title of Class of Securities)

483101101

(CUSIP Number)

Richard E. Stoddard Chief Executive Officer, President and Chairman of the Board Kaiser Ventures LLC 3633 E. Inland Empire Blvd. Suite 480, Ontario, CA 91764 (909) 483-8500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483101101	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Richard E. Stoddard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 370,770
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 370,770
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 483101101	13D	Page 3 of 6 Pages

ItEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Units (the “Units”) of Kaiser Ventures LLC, a Delaware limited liability company (the “Issuer”). The address of the Issuer’s principal executive office is 3633 E. Inland Empire Blvd. Suite 480, Ontario, CA 91764. There is no public or secondary trading market for the Units. Accordingly, the Units are not registered on a national securities exchange or quoted on an inter-dealer quotation system of a registered national securities association

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Richard E. Stoddard (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 3633 E. Inland Empire Blvd. Suite 480, Ontario, CA 91764.

(c) The principal occupation of the Reporting Person is to serve as the Chief Executive Officer, President and Chairman of the Board of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired the Units beneficially owned by him during the course of his work for the Issuer (or a predecessor of the Issuer) through grants from the Issuer (or a predecessor) pursuant to (i) the Employment Agreement (or previous employment arrangements) with the Reporting Person pursuant to which he provides services to Issuer (or a predecessor of Issuer) and (ii) the Issuer’s Executive Officer New Revenue Participation Incentive Plan (the “Plan”), along with purchases of Units using his own personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of the Issuer. Most of the Units beneficially owned by the Reporting Person were acquired as a result of and in the course of his providing services for the benefit of the Issuer (or a predecessor of the Issuer) as compensation pursuant to (i) his Employment Agreement (or predecessor employment and/or compensation arrangements) with or for the benefit of the Issuer and (ii) the Plan.

The Reporting Person beneficially owns or may be deemed to beneficially own his Units for investment purposes. Inherent in his capacity as the Chief Executive Officer, President and Chairman of the Board of the Issuer, the Reporting Person intends to participate in and influence the affairs of the Issuer. The Reporting Person also intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the Units beneficially owned by him. The Reporting Person may in the future (1) acquire additional securities of the Issuer, through private purchases or otherwise, or through compensatory grants by the Issuer pursuant to the Employment Agreement, the Plan or similar plans of the Issuer or otherwise, (2) dispose of all or a portion of his interest in the Issuer, through private negotiated sales to one or more purchasers or otherwise, or by gift or donation to family members, charitable organizations or third parties, or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters.

CUSIP No. 483101101	13D	Page 4 of 6 Pages

Other than as described above, the Reporting Person does not have any current plans or proposals beyond those already being undertaken or contemplated by the Issuer relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of managers or management of the Issuer, including any plans or proposals to change the number or term of managers or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of formation, operating agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of unitholders to less than 300); or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 370,770 Units, representing approximately 5.4% of the outstanding Units (assuming that there are 6,853,388 Units of the Issuer outstanding as of the date hereof, which number is based on information provided by the Issuer).

(b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Units beneficially owned by him.

(c) The Reporting Person was awarded a grant of 21,455 Units on May 11, 2011, pursuant to the Plan, and a grant of 25,000 Units on January 14, 2011, pursuant to his Employment Agreement. The Reporting Person has not effected any other transactions in the Units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Employment Agreement. The Reporting Person provides services to the Issuer pursuant to an Employment Agreement as of January 1, 2007, between the Reporting Person and Business Staffing, Inc., a former subsidiary of the Issuer. The agreement was amended in November 2009 and May 2011 to clarify the circumstances requiring the payment of severance. The agreement commenced as of January 1, 2007, has an initial term of five (5) years and will continue thereafter on a month-to-month basis until the Issuer has disposed of all of its material assets. Under the terms of the agreement, the Reporting Person currently has a base salary of $358,310. Base salary will be adjusted annually by no less than utilizing the Consumer Price Index for Urban Wage Earners and Clerical Workers, U.S. City Average, All Items, published by the Bureau of Labor Statistics of the United Stated Department of Labor.

During the term of his employment, the Reporting Person is to be awarded 25,000 Units as of January 15 of each year beginning January 15, 2007. The Reporting Person is also entitled to other benefits and, under certain circumstances, severance pay, as set forth in the agreement.

Plan. The Reporting Person also is eligible for incentive bonuses under the Plan, which was adopted by the Issuer effective January 1, 2007. Pursuant to the Plan, eighteen percent (18%) of the annual New Net Revenue of the Issuer, as defined in the Plan, shall be awarded as a bonus pool to the Issuer’s executive officers. Any performance bonus payable under the Plan shall be paid equally among the executive officers and shall be paid 50% in Class A Units and 50% either in cash or by a contribution to the account of the respective officer under the deferred compensation plan (SERP) or any other tax deferred plan that may be established in the discretion of Business Staffing, Inc.

CUSIP No. 483101101	13D	Page 5 of 6 Pages

Except as set forth above, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Employment Agreement between Business Staffing, Inc. and Richard E. Stoddard dated as of January 1, 2007 (incorporated by reference from Exhibit 10.1 of the Issuer’s Form 8-K dated January 10, 2007).

Exhibit 2	First Amended Employment Agreement between Business Staffing, Inc. and Richard E. Stoddard dated November 4, 2009 (incorporated by reference from Exhibit 10.1 of the Issuer’s Form 10-Q for the period ended September 30, 2009).

Exhibit 3	Second Amendment to Employment Agreement between Business Staffing, Inc. and Richard E. Stoddard dated May 11, 2011 (incorporated by reference from Exhibit 10.1 of the Issuer’s Form 10-Q for the period ended March 31, 2011).

Exhibit 4	Executive Officer New Revenue Participation Incentive Plan adopted to be effective January 1, 2007 (incorporated by reference from Exhibit 10.4 of the Issuer’s Form 8-K Report dated January 10, 2007).

CUSIP No. 483101101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2011

/s/ Richard E. Stoddard
Name: Richard E. Stoddard